Mail Stop 6010

August 21, 2007

Jeffrey B. Kindler
Chief Executive Officer
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

       **Re:**    **Pfizer Inc.**
                **Definitive Proxy Statement**
                **Filed March 15, 2007**
                **File No. 001-03619**

Dear Mr. Kindler:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

2006 Director Compensation Table, page 21

1.      Please include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements or discussion in Management's Discussion and Analysis included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

2.      We note the disclosure in column (i) which sets forth aggregate earnings on deferred compensation in the last fiscal year. In order to mitigate potential confusion when reading the director compensation table, and to the extent you wish to retain the information relating to aggregate earnings on deferred compensation, please consider providing this data in an appropriate footnote to the director compensation table.

Review of Related Person Transactions, page 24

3.      Please disclose whether your policies and procedures for approval or ratification of related party transactions are in writing and, if not, how such policies are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 42

4.      You disclose that salaries, in conjunction with target bonuses, and the target long-term incentive awards are set at the median of the company's peer group data. Please include a discussion of where amounts paid under each element of benchmarked compensation actually fell within the targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please discuss why.

5.      You disclose that the Compensation Committee annually reviews detailed compensation tally sheets for the named executive officers. Please expand your disclosure to address the Committee's analysis of the information contained in the tally sheets and how the evaluation of this data resulted in specific awards for the fiscal year for which compensation is being reported or modifications to the manner in which your compensation program is implemented.

6.      You disclose that since 2003, the Compensation Committee has engaged the services of George Paulin, Chief Executive Officer of Frederic W. Cook & Co., as independent outside compensation consultant to advise the Committee on all matters related to CEO and other executive compensation. Please describe in

greater detail the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of his duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.  In addition, please expand your Compensation Discussion and Analysis to indicate how the Compensation Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

7.      Please revise your Compensation Discussion and Analysis to explain and place in context how and why determinations with respect to one element of compensation may or may not have influenced the Compensation Committee's decisions with respect to other allocated or contemplated awards.  Refer to Item 402(b)(1)(vi) of Regulation S-K.

Annual Cash Incentive Awards, page 43

8.      Please provide a quantitative discussion of the terms of the necessary financial or performance objectives to be achieved in order for your named executive officers to earn their respective incentive compensation for 2006 or 2007.  Please disclose the specific items of company performance and how your incentive awards are specifically structured around such performance goals.  See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K.  Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v).  To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

9.      Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer's individual performance.  Please also expand your disclosure to address the elements of individual performance, both quantitative and qualitative, as well as the specific contributions, considered by the Compensation Committee in its evaluation of specific compensation decisions.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

10.     We note from your "2006 Annual Cash Incentive Awards" table that the target bonus awards are set as a percentage of the year's salary for each named executive officer, ranging from 59% to 150%. Please provide discussion and analysis as to how the Compensation Committee determined the applicable percentage for each named executive officer and the reasons why those percentages vary among your named executive officers.

## Long-Term Equity Incentive Awards, page 45

11.     Although we note disclosure regarding general policies relating to your long-term equity compensation, please include a more focused discussion that not only sets forth the actual amounts awarded under this component of compensation but also provides substantive analysis and insight into how the Compensation Committee determined the actual award amounts. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock option and restricted stock awards as well as the number of threshold, target and maximum number of shares underlying the performance share awards. Please concisely set forth the rationale for the variances of these awards among the named executive officers.

12.     You disclose that, for 2006, long-term incentive awards generally consisted of stock options, performance share awards and restricted stock units, and that you divide the value of any award so that half of the target value is delivered in stock options, one quarter in performance share awards and one quarter in restricted stock units. Please discuss and analyze the policies and rationale for dividing the long-term incentive awards along these ratios. In this regard, your disclosure at the top of page 55 indicates that, for 2007, Mr. Kindler received only stock options and performance shares. In light of this disclosure, please include a discussion and analysis of the reasons for limiting Mr. Kindler's long-term incentive awards to those two forms of compensation.

## 2006 Option Exercises and Stock Vested Table, page 65

13.     It is not clear how the amounts reported in columns (e) and (h) correlate to the number of shares shown in columns (d) and (g) or the aggregate value realized as reported in columns (f) and (i). Please clarify the relationship(s) between the number of shares acquired upon vesting, withheld shares sold to cover taxes, and the total value realized upon vesting.

2006 Non-Qualified Deferred Compensation Table, page 66

14.  Notwithstanding the disclosure in the sixth full paragraph on page 67, please include appropriate disclosure pursuant to the Instruction to Item 402(i)(2) of Regulation S-K which Instruction indicates that you should provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table.

Estimated Payments Upon Severance or Change-in-Control, page 71

15.  Please expand your Compensation Discussion and Analysis to discuss how the arrangements described in this section, including the severance benefits available to the named executive officers as a result of a restructuring event, fit into your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.

16.  You disclose that the severance amounts payable represent amounts that are 2.99 times the sum of the executive's base salary and the higher of the last full-year annual incentive payment or target annual incentive payment for the year in which the termination occurs, and that the pension enhancement amounts represent the present value of an additional three years of service and elimination of the early retirement reduction under the pension plan.  Please discuss and analyze how the 2.99 and three-year periods were negotiated and how and why the company agreed to the specified periods.

17.  You disclose that the named executive officers are entitled to severance payments under the change-in-control severance agreements if, following a change in control, the named executive officer is terminated for any reason other than for "cause" or terminates his or her employment for "good reason."  Please concisely define these terms in your disclosure rather than directing your shareholders to the underlying agreements.

18.  Please indicate the events or circumstances that would trigger the payments due to a "restructuring."  In your discussion of the definition of "change of control" and "restructuring" please indicate the basis for selecting particular events as triggering payments.  Refer to Item 402(b)(2)(xi) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,


Tim Buchmiller
Senior Attorney